Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On June 2, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S AVERAGE DAILY VOLUME IN MAY RISES 16%;

4.1 Million Contracts Per Day, Total Volume Of 85.6 Million During May;

Trading In Equity Options Gains 12% Over Year Ago

CHICAGO, June 2, 2008 — The Chicago Board Options Exchange (CBOE) today announced that average daily trading volume in May totaled 4,076,999 contracts per day, up 16 percent when compared to 3,528,081 contracts per day during May 2007.  Total exchange volume during May rose ten percent to 85,616,975 contracts, up from May 2007 volume of 77,617,777 contracts.

Total contracts traded at CBOE year-to-date through May 2008 were up 29 percent to 454,457,564 contracts from 351,629,603 contracts one year ago.

During May, trading volume in equity options totaled 48,646,266 contracts, surpassing 43,496,845 contracts traded in May 2007 by 12 percent.   Average daily volume in equity options for the month was 2,316,489 contracts traded per day, an increase of 17 percent over the 1,977,129 contracts per day during May 2007.

	May 2008 Volume (21 days)	% Change vs May 2007 (22 days)	% Change vs. April 2008 (22 days)	Year-To-Date Volume (104 days)	% Change vs. 2007 (103 days)
Industry Total	266,870,046	+16%	-5%	1,432,175,576	+23%
CBOE Total	85,616,975	+10%	-1%	454,457,564	+29%
CBOE Total ADV	4,076,999	+16%	+4%	4,369,784	+28%
Equity	48,646,266	+12%	+1%	238,825,937	+22%
Equity ADV	2,316,489	+17%	+5%	2,296,403	+21%
Cash-Settled Index	17,126,985	-9%	-4%	94,934,882	+10%
Cash-Settled Index ADV	815,571	-5%	0%	912,835	+8%
ETF Options	19,843,588	+30%	-1%	120,695,016	+73%
ETF Options ADV	944,933	+36%	+4%	1,160,529	+72%
Exchange Open Interest	267,421,977	+10%	+8%	—	—

CBOE’s May Market Share at 32.1 Percent Leads Industry

In May, CBOE’s market share of total industry volume was 32.1 percent, up 1.5 percentage points from April 2008.  Year to date, CBOE’s total market share is 31.7 percent.  In equity options, CBOE’s May market share was 26.5 percent, up 1.3 percent from the previous month.   Index and ETF market share was 34.4 percent in May, up 3.1 percentage points from last month.

CBOE Market Share	May 2008 Market Share	% Change vs May 2007	% Change vs April 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	32.1%	-1.8%	+1.5%	31.7%	-2.3%
Equity	26.5%	0%	+1.3%	25.6%	-0.5%
Index & ETF (Multiple listings only)	34.4%	-3.9%	-3.1%	34.0% (Last 12 months)	-6.3%

— more —

May Highlights: Volume in SPY Rises 97%; VIX Options Up 24%,

CBOE Signs Agreement with 3D for Options Block Trading/Pricing Methodology

•                  The top five most actively traded equity options during May were Yahoo (YHOO), Apple (AAPL) Citigroup, Inc. (C), General Electric (GE) and Research in Motion (RIMM).

•                  The top five most-actively traded index and ETF options at CBOE during May were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), and the CBOE Volatility Index (VIX).

•                  Total volume for the month in SPY options was 5,659,474 contracts, up 97 percent over May 2007 volume of 2,865,882 contracts.  Average daily volume was 269,499 contracts in May 2008, up 107 percent as compared to the 130,267 contracts per day a year ago.

•                  On May 20, CBOE announced it had signed an agreement with 3D Markets, Inc., a block options crossing network.  The exclusive agreement, when approved by the Securities and Exchange Commission, will allow CBOE to match large institutional buy and sell options orders electronically during a special matching session; the execution price subsequently will be determined at the end of the trading day, using a methodology known as “GWAP™” pricing (Gamma Weighted Average Price), similar to Value Weighted Average Price (VWAP) used extensively in the securities market. Under the agreement, the CBOE will provide the regulatory framework necessary for option benchmark trades. The GWAP (Gamma Weighted Average Price) auction and pricing methodologies will be proprietary to CBOE.

•                  During May, nine CBOE memberships, or seats, changed hands.  For the month, the highest seat price was $2,850,000 on May 14 and May 28, 2008.   For the year, a total of 69 CBOE seats have been traded, with the high being $3,125,000 on January 2, 2008.

•                  Volume at the CBOE Futures Exchange (CFE) totaled 119,271 contracts traded during May, an increase of 47 percent over May 2007 volume of 81,006 contracts.  Average daily volume was 5,679 contracts.  Monthly volume in VIX futures totaled 113,407 contracts traded, up 44 percent over the May 2008 volume of 78,716 contracts.

•                  At the CBOE Stock Exchange (CBSX), May trading volume totaled 201.7 million shares traded, up 478% over May 2007 volume of 34.9 million shares.  May average daily volume at CBSX was 9.6 million shares, and a total of 274,915 trades were executed during the month.

— more —

CBOE Individual Index and ETF Volume Figures For May 2008

Symbol	Product	Total Volume	% Change vs May 07	% Change vs April 08	Open Interest	% Change vs 2007
SPX	S&P 500 Index	11,350,116	-15%	-7%	11,941,269	+12%
VIX	CBOE Volatility Index (options)	1,940,083	+24%	-3%	1,042,050	-25%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	5,659,474	+97%	+3%	10,111,818	+51%
XSP	Mini-S&P 500 Index	294,347	+300%	+20%	414,413	-54%
OEX	S&P 100 Index (American-Style Exercise)	794,979	-36%	-6%	253,433	-27%
XEO	S&P 100 Index (European-Style Exercise)	175,381	-4%	-18%	134,870	+47%
DJX	Dow Jones Industrial Average	450,156	-42%	-11%	733,018	-18%
DIA	DIAMONDS Trust, Series 1	560,774	-29%	-12%	1,295,954	-10%
NDX	Nasdaq-100 Index	448,751	-39%	+4%	496,561	-31%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	318,480	+4%	0%	1,591,755	-20%
VXN	CBOE Nasdaq-100 Volatility Index (options)	451	—	+205%	385	—
QQQQ	PowerShares QQQ Trust	3,418,856	+5%	-6%	6,650,442	-24%
RUT	Russell 2000 Index	1,202,714	+152%	+14%	1,852,296	+28%
RVX	CBOE Russell 2000 Volatility Index (options)	6,094	—	-18%	4,636	—
IWM	iShares Russell 2000 Index Fund	4,998,123	-17%	+9%	7,059,165	-6%
SMH	Semiconductor HOLDRs Trust	67,948	-35%	-43%	621,989	-38%
OIH	Oil Services HOLDRs Trust	256,197	-22%	-8%	488,616	-45%
EEM	iShares MSCI Emerging Markets Index	731,087	+53%	-7%	1,988,364	+114%
XLF	Financial Select SPDR	1,393,188	+509%	-25%	6,322,969	+251%
XLE	Energy Select SPDR	819,397	+178%	+21%	2,438,960	+56%
FXI	iShares FTSE/Xinhua China Index Fund	76,126	-33%	-28%	376,672	+82%

— more —

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.Dow Jones Industrial AverageSMand Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

# # #